NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis (“MD&A”)

Q4 – 2015

As at and for the year
ended December 31, 2015

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at April 26, 2016 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015. This MD&A covers the unaudited 3 month ("Q4-15") and 12 month year-to-date (“2015 YTD”) periods ended December 31, 2015, with comparative totals for the 3 month (“Q4-14”) and 12 month year-to-date (“2014 YTD”) periods ended December 31, 2014.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

This MD&A contains forward-looking statements, which include words such as “intends”, “plans”, “anticipates”, “expects”, “scheduled”, and relate primarily to:

•	estimates of the amount and expected timing of revenue and costs related to existing and potential new SFD® survey contracts that may be obtained, conducted and completed in future periods.
•	the timing and extent of potential future growth opportunities in new international markets, including new business ventures.
•	plans related to development of the Company’s “Vertical” business model.
•	estimates related to NXT’s future financial position and liquidity.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will continue to have available the necessary personnel, equipment and required local permits to conduct survey projects as intended.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as “net working capital” and “net working capital before the undernoted items”, terms which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses these non-GAAP measures to improve its ability to assess liquidity at a point in time.  Net working capital before the undernoted items is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they will not result in future cash inflows or outflows to the Company.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 2

Description of the Business

NXT is a Calgary based publicly traded company (now listed on the TSX) that provides a unique aerial survey service to the oil and natural gas exploration and production (“E&P”) industry. NXT's proprietary, patent pending Stress Field Detection ("SFD®") survey technology is based on detecting subtle changes in earth's gravitational field from an airborne platform. SFD® data acquired is analyzed and can be used to find variations in sub-surface geological stress patterns – which are considered to be indicators of potential reservoir and trap formations. NXT's aerial SFD® surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects.

Our goal is to aid our clients in reducing their overall time, cost, environmental impact, and risk in their exploration programs. Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore. SFD® and NXT in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

NXT's technology is attractive for use as an early stage exploration tool in frontier and under-developed areas, and as such, we have been seeking to expand our presence in growing new international exploration markets such as South and Central America.

Overall Performance - Business Overview

NXT recognizes that its past revenue base has been sporadic in nature, as it is derived from a limited number of clients, and conducting periodic survey projects which are relatively short-term in nature. Our primary goal is to expand our revenue base, which will be facilitated by having new clients become repeat, larger scale customers.

Our strategy has been to gain wider market acceptance of SFD®, especially with premier clients which have high exploration activity - targets which include large National Oil Companies (“NOCs”). We seek to have each new client experience how NXT can enhance their existing geophysical tools and exploration programs, so that they become ongoing repeat customers, and ultimately generating a wider client base with recurring revenues to NXT.

This process of expanding the client base has ongoing challenges, due to such factors as:

•         exploration geoscientists are often inundated with new technologies, and can be inherently resistant to test and adopt new methods.

•         the exploration cycle is long in nature, and generating results from SFD® recommendations made in past surveys takes time and patience to realize.

•         large NOCs can tend to have a long decision making and approval process.

•         the current, ongoing downturn in commodity prices in the oil and gas industry.

The discussion in the MD&A focuses on the highlights of NXT’s ongoing business development activities, and any significant changes arising subsequent to the fiscal year ended December 31, 2015.

Estimates of the timing and securing of future contract opportunities are forward-looking expectations which are dependent upon regional political and other factors that are beyond NXT’s control.

For most of 2015, NXT was working on undertaking and delivering our Bolivia survey project, which has been our largest contract to date. Our final deliverables under the initial portion of the contract were met in Q4-15, which resulted in a record year of revenues and profitability for NXT.

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After securing and performing the Bolivia survey project in 2015, we have made traction with additional new prospective clients, particularly in Bolivia and Pakistan. In addition, ongoing meetings were held in recent months with several client prospects which have sizeable potential exploration survey projects in new areas of Asia, the Middle-East and Africa, including Malaysia, Sri Lanka, Ghana, the UAE and most recently Qatar. NXT is undertaking extensive marketing efforts and technical presentations at the invitation of these prospective clients in the April to May 2016 period in order to advance and secure project opportunities in these regions.

Near-term Outlook and Strategy for 2016 and beyond

NXT is continuing to expand awareness and use of the SFD® technology. Our market focus will be on the NOCs, small to mid-cap exploration and production ("E&P") companies, and when opportunities arise, the major E&P companies.  A lucrative potential longer term new market to be pursued is joint projects with the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore).

Geographically, NXT will continue to pursue prospects throughout South and Central America - primarily in Bolivia, Mexico, Colombia, Peru, Ecuador, Argentina, and Brazil, as well as the Pakistan / South Asia, Africa and Middle-East regions.  Longer term prospects will also be pursued in the frontier areas of the Arctic and off-shore Atlantic regions (particularly where Canadian and American E&P companies are operating).

As NXT pursues various international markets, our strategy is to utilize high quality local sales representatives with the key knowledge of their area, the potential clients and the exploration sector of the oil and gas industry.  This allows us to cover much larger areas and more clients with minimum fixed cost.  Also, having a local presence, with knowledge of the market and customs, is often key to building relationships with new clients. NXT will also seek to maintain a local office presence in select markets in order to directly interact with key clients, such as YPFB in Bolivia.

Through the end of 2015, NXT was utilizing several independent sales representatives to pursue SFD® survey opportunities in such markets as Latin America (primarily Mexico and Bolivia), South Asia (Pakistan and India), the Middle-East, and South-Asia regions.  Contracts with our independent international sales representatives include requirements that they adhere to NXT's code of conduct and business ethics, and compliance with anti-corruption policies.

In Q4-15, we also expanded our complement of sales staff, and added an experienced, Spanish speaking geoscientist who will aid in our efforts to serve and grow our Latin and Central America markets.

Projects in Bolivia and future opportunities

In April 2015, NXT finalized a commitment with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”, the NOC of Bolivia) to undertake a US $13 million (net) survey project. The highlights of this milestone survey project (all amounts noted herein are net of local Bolivia sales taxes which arise on the project billings) and related recent developments include:

•	following the delivery by NXT of standard project performance guarantees, in May 2015, NXT received an advance deposit (value of US $2.5 million net of local taxes, and secured by a bank letter of guarantee issued to the client), which was later applied against the progress billings earned by NXT on the project to the end of July totaling US $7.7 million (net).
•	SFD® data acquisition operations commenced in Bolivia in early June, and the data acquisition phase was completed in August, with NXT’s related recommendations reports delivered to YPFB in late October.
•	during the data acquisition phase, YPFB chose to undertake an additional survey “expansion” project valued at approximately US $1.0 million. The decision for YPFB’s expansion was based on the rapid delivery of preliminary SFD® results, which had excellent correlations noted between anomalies identified by SFD® and the clients’ existing ones identified using seismic methods. A contract amendment was finalized in October, 2015 for this project, the final results for which were delivered by NXT in January, 2016.
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•	progress billings totaling US $13 million (net) for the full value of the initial contract were received in 2015 by NXT’s Bolivia branch. Additional billings totaling US $1 million (net) for the project expansion were issued to YPFB (one half in each of December, 2015 and January, 2016) and have also been received in full.
•	NXT also had ongoing discussions concerning potential SFD® survey project opportunities with several of YPFB’s affiliated, subsidiary companies which have exploration acreage in Bolivia. Two entities expressed interest in obtaining SFD® data for certain of their exploration lands in Bolivia - YPFB Chaco, and YPFB Andina (which is a partnership with Repsol, a major Spanish oil company). A contract with YPFB Chaco to purchase initial SFD® data (which was acquired in summer 2015) in the amount of US $0.2 million was completed and delivered by NXT in Q4-15.
•	while conducting operations in Bolivia in summer 2015, NXT acquired additional proprietary SFD® data flight lines requested by YPFB Andina and minor additional SFD® data for YPFB Chaco. These parties indicated that they are in process of approving formal contracts to purchase this data, which has a sales value of approximately US $1.0 million (net), and negotiation of this is currently in process. There is, however, some risk that this process may not result in formal contracts to purchase the SFD® data from NXT.

In summary, the Bolivia survey contracts performed in 2015 and the potential future Bolivia data sales is summarized as follows:

		amounts
	contract	received to
amounts in US$ millions, net	value	December 31
YPFB – initial survey contract	13.0	13.0
YPFB Chaco survey	0.2	0.2
YPFB – project expansion	1.0	0.5
Total for contracts commenced in 2015	14.2	13.7
YPFB Chaco and YPFB Andina – proposed 2016 data purchases	1.0	-
Total awarded surveys and proposed 2016 Bolivia data sales	15.2	13.7

In Q4-15 and January 2016, NXT conducted various technical presentations with YPFB’s exploration groups, with the objectives of:

•	integrating the SFD® survey data with YPFB’s existing geophysical data, which further enhances the use and value of the data provided by NXT.
•	evaluating potential new SFD® survey opportunities which may be of interest for YPFB to undertake as part of its’ exploration plans for later in 2016 and 2017.

Project opportunities in Pakistan

Our past SFD® survey project for Pakistan Petroleum Ltd. (“PPL”), one of the NOCs active in Pakistan, gave NXT significant exposure to numerous E&Ps active in the South Asia region. In Pakistan, remote sensing technologies such as SFD® were recognized in 2015 as a geophysical tool for use in meeting spending commitments, such as the commitments required on the sizeable exploration concession blocks awarded in frontier areas of Pakistan. Multiple client prospects had expressed interest in conducting potential SFD® surveys in Pakistan (subject to the eventual approval in 2015 of the amendments to Pakistan’s petroleum policy), and NXT continues to pursue these opportunities.

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In early 2015, NXT was awarded a US $1.44 million survey project to be conducted in Pakistan, subject to receipt by the client of all relevant government permits and approvals, which could potentially occur in the near future. In addition, Oil & Gas Development Company Limited (“OGDCL”), a new prospective NOC client in Pakistan, completed a vendor pre-qualification stage in fall 2015 for a formal tender invitation process, which is expected to be offered in the near future, for a large-scale, remote sensing aerial survey project for which SFD® would be an ideal technology for meeting their exploration requirements.

Opportunities in the Mexico market

NXT gained Petrolēos Mexicanos (“PEMEX”, the NOC of Mexico) as a new client in 2012, and continues to work to create a long-term supplier relationship with PEMEX. This requires patience and perseverance, as PEMEX has been undergoing extensive changes in strategy and structure since late 2013, as they deal with the significant reforms of Mexico’s energy industry.

The reforms of the 2013-2014 period had a significant effect on PEMEX and its ongoing exploration activities. Mexico is inviting foreign E&P partners into its formerly closed exploration market, by way of inviting open “bid rounds” on certain exploration blocks / concessions which will be released over time. This process is intended to yield long-term benefits for all of Mexico, as it should eventually attract significant new capital and expertise to expand development of Mexico’s oil and gas industry. Expanded exploration in Mexico, and especially in the deep water and salt domains of the Gulf of Mexico, is an area where SFD® can excel at rapidly providing PEMEX and others with independent high-impact prospect generation data.

NXT will continue to pursue new opportunities with PEMEX, and other exploration entities which are looking to enter the Mexico market.

The SFD® “Vertical” Business Model

A separate initiative that we undertook in late 2014 was researching ways to monetize our existing “library” of proprietary SFD® data obtained in past survey flights. The objective is to create a vertically integrated exploration entity (a “Vertical”) which utilizes a combination of external funding, an independent and experienced exploration management team, and a high-value data set of existing SFD® identified prospects. The ultimate goal is for NXT to receive a significant equity and royalty interest in the Vertical in consideration for the sale to the Vertical of certain of our existing, proprietary SFD® data.

Developing the Vertical business model with the appropriate structure will be a long-term project to develop SFD® identified prospect areas in an effort to yield an additional return to NXT shareholders.

A Vertical model “feasibility study” process started in Fall 2014, following which NXT advanced the Vertical concept, including:

•	conducting an extensive geotechnical analysis of a defined portion of NXT’s proprietary SFD® data library, and further developing an inventory of prospect leads, and
•	developing an initial financing and exploration plan, which we intend to use in future to further develop the Vertical concept, with a view to obtaining a commitment for sufficient external equity funding.

At the present time, NXT continues to believe that the Vertical concept will eventually be implemented to create long-term value. Current commodity price conditions, which many analysts expect to continue through 2016, make the ability to attract exploration financing challenging. In the meantime, NXT will continue to assess alternative opportunities to apply SFD® in a Vertical model in attractive global markets.

Some of the ongoing challenges, risks and uncertainties that NXT will face in an ultimate realization of the Vertical concept include:

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•	structuring the Vertical entity so that it will be able to raise sufficient equity financing (potentially a minimum of $100 million) to allow it to undertake a meaningful exploration program (i.e. capex required for land acquisition or farm-in, drilling and completion costs, etc.) to develop exploration prospects identified using SFD® data.
•	attracting experienced joint venture partners, on suitable terms, where this is assessed as critical to developing certain exploration prospect areas.
•	sourcing and retaining exploration and development staff, ideally with experience operating in the foreign markets to be pursued.
•	operating exploration and development activities in foreign jurisdictions which may lack ongoing political and fiscal stability and certainty.

As the ultimate execution of the Vertical concept is dependent on many factors, there is no certainty as to the ultimate timing and financial impact which it may have on NXT’s future performance.

NXT’s data library continued to expand in 2015 and now includes significant amounts of data in Colombia, Mexico and Bolivia as well as Canada and the USA. NXT can potentially use this data in new Vertical opportunities or sell it directly to clients.

Intellectual Property (“IP”) and Research & Development (“R&D”)

Ongoing objectives to realize additional future revenue growth include expanding our SFD® equipment capacity, adding to our core group of interpretation staff and our ability to provide integration of SFD® with client geological and geophysical data.  We continue to research and advance the development of algorithm software which may be able to be deployed to aid in enhancing the SFD® data interpretation process.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) continue, which should also serve to allow us to expand on our technology disclosures in order to build further industry awareness, understanding, and acceptance of SFD®. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets. NXT is in process of conducting further R&D related to the SFD® technology, and intends to draft additional new claims for patent applications to be filed in the US in the near future.

Selected Annual Financial Information

	2015	2014	2013
Survey revenue	$ 17,422,151	$ 3,913,367	$ 2,684,095
Net income (loss)	10,450,228	(1,563,361)	(5,341,561)
Net income (loss) per share (1)
Basic	0.22	(0.04)	(0.13)
Diluted	0.21	(0.04)	(0.13)
Net cash flow from (used in) operating activities	6,984,922	(3,581,186)	(774,958)

Cash and short-term investments	9,141,281	5,224,065	5,769,077
Total assets	39,079,903	6,049,103	6,839,993
Long term liabilities	300,462	50,000	64,560

(1) in periods with a loss, the Diluted total excluded the 8,000,000 outstanding convertible preferred shares, as their effect is anti-dilutive.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 7

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison of certain key categories to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that have been completed or are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter. Also, in Q3-15, upon conversion of the outstanding preferred shares, NXT recorded a significant intellectual property asset, which is being amortized (a non-cash expense) over a 15-year period.

In addition, the US$ denominated common share purchase warrants (which were exercised or expired by the end of Q2-14) were classified as a "derivative financial instrument" on our balance sheet, which prior to Q3-14 gave rise to the recognition in earnings each quarter of the change in the estimated fair value (also a non-cash expense or income item) of these warrants.

	Q4-2015	Q3-2015	Q2-2015	Q1-2015
	Dec 31, 2015	Sept 30, 2015	June 30, 2015	Mar 31, 2015
Survey revenue	$ 17,422,151	$ -	$ -	$ -
Net income (loss)	15,523,601	(1,878,210)	(1,586,991)	(1,518,172)
Income (loss) per share – basic	0.29	(0.04)	(0.04)	(0.03)
Income (loss) per share – diluted	0.29	(0.04)	(0.04)	(0.03)

	Q4-2014	Q3-2014	Q2-2014	Q1-2014
	Dec 31, 2014	Sept 30, 2014	June 30, 2014	Mar 31, 2014
Survey revenue	$ -	$ -	$ -	$ 3,913,367
Net income (loss)	(1,532,466)	(1,330,167)	(1,286,461)	2,585,733
Income (loss) per share – basic	(0.03)	(0.03)	(0.03)	0.06
Income (loss) per share – diluted	(0.03)	(0.03)	(0.03)	0.05

Q4-15 to Q3-15 comparison – NXT had survey revenue of $17,422,151 ($nil in Q3-15), survey costs of $5,070,023 ($nil in Q3-15), SBCE of $490,000 ($169,000 in Q3-15), amortization expense of $523,760 ($146,828 in Q3-15), and a total net income tax recovery of $5,415,933 (income tax expense of $485,788 in Q3-15).

Q3-15 to Q2-15 comparison – NXT had survey revenue of $nil ($nil in Q2-15), survey costs of $nil ($228 in Q2-15), SBCE of $169,000 ($228,000 in Q2-15), and total amortization expense of $146,828 ($18,830 in Q2-15).

Q2-15 to Q1-15 comparison – NXT had survey revenue of $nil ($nil in Q1-15), survey costs of $228 ($25,440 in Q1-15), and SBCE of $228,000 ($194,000 in Q1-15).

Q1-15 to Q4-14 comparison – NXT had survey revenue of $nil ($nil in Q4-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $25,440 ($33,221 in Q4-14), and SBCE of $194,000 ($186,000 in Q4-14).

Q4-14 to Q3-14 comparison – NXT had survey revenue of $nil ($nil in Q3-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $33,221 ($54,472 in Q3-14), and SBCE of $186,000 ($191,000 in Q3-14).

Q3-14 to Q2-14 comparison – NXT had survey revenue of $nil ($nil in Q2-14), survey costs (related to equipment test flights) of $54,472 ($10,637 in Q2-14), and SBCE of $191,000 ($150,000 in Q2-14).

Q2-14 to Q1-14 comparison – NXT had survey revenue of $nil ($3,913,367 in Q1-14), survey costs of $10,637 ($333,188 in Q1-14), SBCE of $150,000 ($131,000 in Q1-14), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $nil ($42,800 expense in Q1-14).

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Q1-14 to Q4-13 comparison – NXT had survey revenue of $3,913,367 ($nil in Q4-13), survey costs of $333,188 ($81,285 in Q4-13), SBCE of $131,000 ($183,000 in Q4-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $42,800 ($268,500 expense in Q4-13).

Two survey projects (in Florida and Texas) commenced for a USA based client in late December 2013, with the project completed and the related revenue and work-in-progress costs recognized in the Q1-14 period.

Summary of Operating Results

NXT had a net income of $15,523,601 for Q4-15 (net income of $10,540,228 for 2015 YTD) as compared to a net loss of $1,532,466 for the Q4-14 period (and a net loss of $1,563,361 for 2014 YTD). The 2014 YTD period included revenues of $3,913,367 from the completion in Q1-14 of two survey projects which were conducted in the USA for a new client, Kerogen Exploration LLC.

In 2015, NXT delivered results on two separate survey projects flown in Bolivia, for which the final findings and recommendations reports were delivered in October, 2015, resulting in completion of the projects. In addition, a separate project related to a scope expansion of the original project for YPFB was delivered in January 2016. Deferred revenues of $706,722 and work-in-process costs of $404,840 incurred on this project will be recognized in income in NXT’s Q1-16 period.

	Q4	Q4	2015	2014	2013
	2015	2014	YTD	YTD	YTD
Survey revenue	$ 17,422,151	$ -	$ 17,422,151	$ 3,913,367	$ 2,684,095

Expenses:
Survey costs	5,070,023	33,221	5,095,691	431,518	1,632,159
General and administrative	1,667,241	1,038,423	5,049,690	4,132,108	4,112,787
Stock based compensation expense	490,000	186,000	1,081,,000	658,000	492,000
Amortization expense	523,760	21,692	704,943	67,162	85,484
	7,751,024	1,279,336	11,931,324	5,288,788	6,322,430

Other expense (income):
Interest expense (income), net	606	(15,589)	(13,910)	(50,824)	(25,455)
Foreign exchange (gain) loss	(449,826)	(35,635)	(712,480)	(158,817)	(150,350)
Feasibility study and other expenses	12,679	304,354	529,081	354,781	107,985
Increase (decrease) in fair value
of US$ Warrants	-	-	-	42,800	1,371,500
	(436,541)	253,130	(197,309)	187,940	1,303,680
Income (loss) before income taxes	10,107,668	(1,532,466)	5,688,136	(1,563,361)	(4,942,015)
Income tax expense (recovery)
Current	1,407,067	-	1,970,908	-	(399,546)
Deferred	(6,823,000)	-	(6,823,000)	-	-
	(5,415,933)	-	(4,852,092)	-	-

Net income (loss) for the period	15,523,601	(1,532,466)	10,540,228	(1,563,361)	(5,341,561)

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SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the final overall survey recommendations report is delivered to our client, resulting in the completion of our obligations under the survey contract. The 2014 YTD period reflected the completion in Q1-14 of a total of US $3.7 million of survey projects which were conducted in the USA. In 2015, NXT completed Bolivia survey projects totaling US $13.2 million. An additional expansion project that was flown for YPFB was delivered and completed in January, 2016, which will result in US $1 million (for which one half was billed and received to December 31, 2015) of revenue recognition in the Q1-16 period. The second half of the contract billing for this expansion project was issued and received in Q1-16.

General and administrative expense (“G&A”) - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories of costs included in G&A are as follows:

	Q4-15	Q4-14	net change	% change
Salaries, benefits and consulting charges	$ 719,371	$ 634,572	$ 84,799	13.4%
Board, professional fees, & public company costs	257,573	71,256	186,317	261.5%
Premises and administrative overhead	214,128	153,956	60,172	39.1%
Business development	118,744	171,364	(52,620)	- 30.7%
Colombia office	4,425	7,275	(2,850)	- 39.2%
	1,314,241	1,038,423	275,818	26.6%
Bonus expense	353,000	-	353,000	100.0%
Total G&A	1,667,241	1,038,423	628,818	60.6%

	2015 YTD	2014 YTD	net change	% change
Salaries, benefits and consulting charges	$ 2,563,445	$ 2,383,388	$ 180,057	7.6%
Board, professional fees, & public company costs	881,299	612,847	268,452	43.8%
Premises and administrative overhead	862,052	599,230	262,822	43.9%
Business development	369,087	433,441	(64,354)	- 14.8%
Colombia office	20,807	103,202	(82,395)	- 79.8%
	4,696,690	4,132,108	564,582	13.7%
Bonus expense	353,000		353,000	100.00%
Total G&A	5,049,690	4,132,108	917,582	22.2%

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The overall net changes in G&A within the individual expense categories noted above reflect several factors:

•	staff levels were higher in 2015, leading to an increase in salaries and related benefits.
•	in the Q4-14 period, public company costs were much lower than the normal rate for each quarter based on the timing of discretionary investor relations activities.
•	board, professional fees, & public company costs were higher in 2015 primarily due to a higher level of spending on investor relations activities, and in 2014, a higher percentage of the total fees for NXT Board members were settled in the form of stock options granted, rather than paid in cash.
•	premises and overhead costs rose in Q4-15, and for 2015 YTD, following the move to new, larger office premises in August, 2015. The increase included an overlap of office rent on two locations for one month in Q3-15, and the effect of amortizing the initial “rent-free” period at the new location to G&A expense over the 10 year term of the new lease (which resulted in a “deferred charge” being recorded in long-term liabilities).
•	business development costs were slightly lower for 2015 YTD, although they are somewhat discretionary each quarter, as they are a function of the timing of activity in developing new client opportunities. Costs incurred in 2015 related to opportunities being pursued in the Latin America, Africa and south Asia regions.
•	a decrease in costs in 2015 for the Colombia office following the lay off in summer 2014 of the office administrator.
•	a corporate bonus pool of $353,000 was expensed in Q4-15 based on financial results of the Bolivia survey project.

Expenses related to the office location opened in Bolivia in summer 2015, which was used to service the YPFB projects, are included with 2015 survey costs.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in the trailing market value of NXT's common share price.

There was a higher average number of options outstanding in the 2015 YTD period (total of 3,462,835 as at the end of Q4-15 as compared to 2,541,435 at the end of Q4-14).

SBCE also includes expense related to the “Rights” which were issued in January 2014 (see discussion which follows in the “convertible preferred shares” section herein) as follows:

	Q4-15	Q4-14	2015 YTD	2014 YTD
SBCE recognized related to:
Rights – grant in 2014	$ 62,000	$ 52,000	$ 244,000	$ 226,000
Rights – extension of term in 2015	210,000	-	210,000	-
Rights	272,000	52,000	454,000	226,000
Stock options	218,000	134,000	627,000	432,000
	490,000	186,000	1,081,000	658,000

Effective from December 31, 2015, the initial 2-year term of the Rights was extended by one additional year, which resulted in the recognition of an additional $210,000 of SBCE in Q4-15. Even though these Rights are not an obligation of NXT, but solely of the Grantor, under US GAAP they are viewed as an additional form of incentive granted to certain of the holders, which results in the requirement for NXT itself to recognize this expense. Further, the holders’ entitlements to exercise the Rights had become fully “vested” as at the December 31, 2015 extension date, which resulted in immediate recognition of the incremental SBCE in Q4-15 (rather than over the one year term of the extension).

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 11

Interest income, net – includes interest income earned on short-term investments, which had a lower total for the 2015 periods, and is net of interest incurred on a new capital lease obligation that was entered into in the Q3-15 period in connection with the construction of the new office space.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$, Cdn$ and to a minor extent, the Colombian peso ("COP"). For example, when the Cdn$ trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the related level of US$ cash and short-term investments which were held.

The valuation is also affected by the relative strength of the US$ at each period end (which rose significantly in 2015 as compared to the end of 2014, as the rate was 1.384 Cdn$ / US$ at the end of Q4-15 as compared to 1.160 Cdn$ / US$ as at end of Q4-14), resulting in both realized and unrealized net exchange gain movements on the net holdings of US$ cash and other working capital items.

Other expense - this category includes primarily costs related to intellectual property filings and R&D activity related to the SFD® technology, and the feasibility study for the Vertical concept.

Other expense related to	Q4-15	Q4-14	2015 YTD	2014 YTD
Intellectual property and R&D	$ 16,585	$ 103,881	$ 121,348	$ 148,975
Vertical model feasibility study	(4,983)	213,241	400,104	213,241
Other, net	1,077	(12,768)	7,629	(7,435)
	12,679	304,354	529,081	354,781

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 12

Intellectual property and related amortization expense - NXT finalized its acquisition of specific rights to utilize the proprietary SFD® technology from its inventor, NXT’s President & CEO, on August 31, 2015 with the conversion of the remaining 8,000,000 preferred shares, on a 1 for 1 basis, into NXT common shares. NXT now has the exclusive ownership of and rights to utilize the SFD® intellectual property in global hydrocarbon exploration applications. After the Conversion, NXT’s CEO continues to retain the rights to utilize SFD® in other potential field-of-use applications.

The technology had originally been held and utilized by NXT under a 10-year technology transfer agreement (the “TTA”), which was to mature on December 31, 2015 (the “Maturity Date”). The convertible preferred shares were issued under the TTA in the 2005 / 2006 period to NXT's President & CEO, were non-voting, and were subject to earlier partial conversions if certain cumulative revenue milestones were achieved by NXT.

The 8 million convertible preferred shares had been assigned only a nominal value of $232,000 upon their original issuance in 2005, based on uncertainty as to whether the Company would successfully develop the technology in order to meet the cumulative revenue thresholds required to trigger full conversion over the 10-year term of the TTA. NXT had an option under the TTA to retain the ongoing rights to utilize the technology by converting the remaining preferred shares into common shares prior to the Maturity Date (the “Conversion”). The independent members of the Board of Directors of NXT determined that Conversion was in the best interests of all shareholders and exercised the option to convert in Q3-15.

The Conversion gave rise to the application of “fair-value” accounting in Q3-15, whereby the 8 million common shares issued were assigned an estimated fair-value of $18.5 million.  An intellectual property (“IP”) asset related to the technology acquired was recognized at approximately $25.3 million, which included a tax effect gross- up of $6.8 million (as the IP has no corresponding deferred tax pool deduction for ongoing Canadian current income tax purposes). The IP assets December 31, 2015 net book value of $24.7 million will be amortized on a straight line basis over a 15-year period (future amortization expense of $1,685,000 per year), and will also be subject to ongoing tests of potential impairment of the recorded net book value.

Amortization expense includes the following:

	Q4-15	Q4-14	2015 YTD	2014 YTD
Amortization of:
Property and equipment	$ 64,260	$ 21,692	$ 142,943	$ 67,162
Intellectual property	459,500	-	562,000	-
	523,760	21,692	704,943	67,162

Change in fair value of US$ Warrants - in spring 2012, NXT closed a $3.2 million private placement financing of “units”, which were priced at US $0.75. Each unit included one warrant to purchase a NXT common share (exercise price of US $1.20 per share) for a period of two years (the “US$ Warrants”). As these US$ Warrants were denominated in US$, they were considered to be a “derivative financial instrument” for financial statement reporting purposes, and were re-valued to their estimated fair value at each period end until their exercise and / or expiry in early 2014. This revaluation resulted in the recognition of an “increase in fair value of US$ Warrants” expense of $42,800 in Q1-14.

Of the total 4,502,821 US$ Warrants which were issued in 2012, the majority had expiry dates in March 2014, and a portion in May 2014, and no US$ Warrants were outstanding in 2015.

Income tax expense - NXT periodically earns revenues while operating outside of Canada in foreign jurisdictions. Payments made to NXT for services rendered to clients and subsidiary companies in certain countries may be subject to foreign income tax with-holdings. Such taxes incurred are only recoverable in certain limited circumstances, including potential utilization in Canada as a foreign tax credit against income taxes payable for Canadian income tax purposes.

In 2015, NXT expensed foreign income tax with-holdings of $1,755,678 (2014 – $nil) which were incurred on certain charges to a subsidiary company in connection with the Bolivia survey project. Total current income tax expense for 2015 also includes income taxes payable in Bolivia for NXT’s local operating entity.

On the acquisition of the IP assets in 2015, an estimated deferred income tax liability of $6.8 million arose.  However, NXT has available a significant historic total of previously unrecorded deferred income tax assets (non-capital / operating losses and other tax pools available for Canadian income tax purposes of approximately $29 million at December 31, 2015), and therefore a deferred tax recovery / benefit of $6.8 million was recognized in 2015, which offset the balance sheet impact of this deferred tax liability.  A total net income tax recovery was recognized in 2015 as follows:

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 13

	Q4-15	Q4-14	2015 YTD	2014 YTD
Foreign with-holding taxes incurred	1,191,837	-	1,755,678	-
Corporate income tax expense – foreign	215,230	-	215,230	-
	1,407,067	-	1,970,908	-
Deferred tax recovery	(6,823,000)	-	(6,823,000)	-
Net-tax expense (recovery)	(5,514,933)	-	(4,852,092)	-

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q4-15 was $9.1 million.

Prior to Q2-15, NXT’s financial statements reflected various disclosures related to the use of the “going concern” basis of presentation. Significant progress was made in 2015 in expanding the business, including securing, executing, and delivering the sizeable Bolivia survey contract, which resulted in a significant expansion of our liquidity and working capital.

NXT's longer term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as required.

Private placement financings totaling $3.2 million ($2.9 million net of finders fees and share issue costs incurred) were conducted in early 2012 to enhance NXT's financial strength and fund its expansion plans. This financing also included the US$ common share purchase Warrants (which had a term of two years, expiring in March and May 2014), for which exercise proceeds of US $1.0 million were received in Q4-13 and US $2.5 million in 2014.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects, which often span 3 to 4 months. In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

EDC can also be utilized by NXT for financial support in the form of guarantees of specific bank letters of credit required to be issued by NXT as performance guarantees on international projects, such as was utilized on our project for YPFB in Bolivia. This aids in reducing restrictions on working capital that is needed to initiate and undertake projects.

NXT has minimal secured debt, and had total “net working capital” of $7.5 million as at Q4-15 as follows:

	December 31,	December 31,	net change
	2015	2014	in 2015
Current assets (current liabilities):
Cash and cash equivalents	$ 7,085,803	$ 50,635	$ 7,035,168
Short-term investments	2,055,478	5,173,430	(3,117,952)
	9,141,281	5,224,065	3,917,216
Restricted cash	75,000	-	75,000
Accounts receivable	810,400	248,930	561,470
Prepaid expenses and deposits	260,397	338,644	(78,247)
Accounts payable and accrued liabilities	(1,163,783)	(782,626)	(381,157)
Income taxes payable	(1,253,126)	-	(1,253,126)
Current portion of capital lease obligation	(34,159)	-	(34,159)
Net working capital before the undernoted items	7,836,010	5,029,013	2,806,997
Additional asset (liability) amounts:
Work-in-progress	404,840	-	404,840
Deferred revenue	(706,722)	-	(706,722)
	(301,882)	-	(301,882)
Net working capital	7,534,128	5,029,013	2,505,115

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 14

The above noted $2.5 million increase in net working capital at Q4-15 is primarily due to the $4.1 million net income generated for 2015. The higher totals for individual components noted above for the total net working capital balance at December 31, 2015 compared to December 31, 2014 relates to:

•         an increased level of operating activity in conducting the Bolivia survey project.

•         a portion of the 2015 Bolivia survey projects were delivered to the client in January 2016, giving rise to the $706,722 deferred revenue and $404,840 work-in-process (or deferred costs) balances at December 31, 2015. There were no amounts recorded in WIP and deferred revenue at December 31, 2014.

•         a new capital lease obligation of $200,000 arose in 2015, used to finance a small portion of the leasehold improvement costs incurred.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. At each period end, if applicable, deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. As these amounts will not result in additional future cash inflows or outflows to the Company, they are excluded (in periods in which applicable) from NXT’s above noted table / analysis of net working capital.

This discussion includes references to terms such as “net working capital” and “net working capital before the undernoted items”, which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  NXT management uses this non-GAAP measure to improve our ability to assess liquidity at a point in time.  Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT utilizes the above noted sub-total line “net working capital before the undernoted items” to assess a more relevant measure of financial liquidity (excluding items classified as liabilities such as deferred revenue balances) as at the period end date.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments held at the end of the period:

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 15

Cash flows from (used in):	Q4-15	Q4-14	2015 YTD	2014 YTD

Operating activities	$ 4,637,938	$ (1,432,795)	$ 6,984,922	$ (3,581,186)
Financing activities	(8,122)	91,951	327,824	3,024,061
Investing activities	(2,788,747)	543,603	(277,578)	(2,711,867)
Net source (use) of cash	1,841,069	(797,241)	7,035,168	(3,268,992)
Cash and cash equivalents, start of period	5,244,734	847,876	50,635	3,319,627
Cash and cash equivalents, end of period	7,085,803	50,635	7,085,803	50,635

Cash and cash equivalents	7,085,803	50,635	7,085,803	50,635
Short-term investments	2,055,478	5,173,430	2,055,478	5,173,430
Total	9,141,281	5,224,065	9,141,281	5,224,065

The overall net change in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, and net of any cash transferred into / out of short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

Operating Activities

	Q4-15	Q4-14	2015 YTD	2014 YTD

Net income (loss) for the period	$15,523,601	$ (1,532,466)	$10,540,228	$ (1,563,361)
Total non-cash expense items	(5,809,830)	193,864	(4,948,061)	753,402
	9,713,771	(1,338,602)	5,592,167	(809,959)

Change in non-cash working capital balances	(5,075,833)	(94,193)	1,392,755	(2,771,227)
Cash used in operating activities	4,637,938	(1,432,795)	6,984,922	(3,581,186)

The non-cash expense items (which primarily includes SBCE, amortization expense, and the deferred tax recovery) and the changes in non-cash working capital balances noted above are detailed in the Company’s 2015 consolidated financial statements.

Financing Activities

•	for 2015 YTD, the only financing activity was $335,946 of proceeds from exercises of NXT stock options. No equity financings occurred in 2015 or 2014. For 2014 YTD, NXT received a total of $2,735,995 proceeds from exercise of US$ common share purchase Warrants which were issued in 2012 and $288,066 proceeds from exercise of stock options.
•	also for 2015 YTD, cash of $8,122 was used for repayment of the new capital lease obligation balance.

Investing Activities

•	the overall net cash source (use) noted above for 2015 and 2014 are as follows, and include the movement from cash out of and into short-term interest bearing investment balances:

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 16

	Q4-15	Q4-14	2015 YTD	2014 YTD

Purchase of property & equipment	$ (2,803,884)	$ (38,776)	$ (3,380,717)	$ (41,808)
Decrease (increase) in
short-term investments	(510,558)	582,379	3,117,952	(2,723,980)
Decrease (increase) in restricted cash	26,000	-	(75,000)	53,921
Change in non-cash working
capital balances	499,695	-	60,187	-
Cash from (used in) investing activities	(2,788,747)	543,603	(277,578)	(2,711,867)

•	capital additions in 2015 relate primarily to $2.7 million for a survey aircraft acquired in December, 2015 and $0.6 million net cash paid for leasehold improvement costs incurred ($0.8 million costs net of a tenant leasehold improvement allowance received, and less $0.2 million of capital lease financing) for construction of the new office facility, which NXT moved to in August, 2015.
•	restricted cash balances normally relate to bank security required for periodic project performance guarantees issued, and a minor total as security for corporate credit cards used.

Contractual Commitments

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term at an initial estimated minimum monthly lease payment of $44,486 (including operating costs). The estimated future minimum annual commitment is as follows as at December 31, 2015:

Fiscal year ending December 31
2016	$ 533,826
2017	533,826
2018	533,826
2019	533,826
2020	536,792
2,672,096
Thereafter, 2021 through 2025	2,592,018
5,264,114

Bank Letters of Guarantee

In connection with the 2015 Bolivia survey project, NXT issued various bank letters of credit as standard performance guarantees for the contracts. As at December 31, 2015, bank letters of credit totaling US $1,166,705 were outstanding, and expired on March 31, 2016.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 17

Additional Disclosures - Outstanding Securities

	as at	as at	as at
	April 26,	December 31	December 31,
	2016	2015	2014

Shares issued and outstanding:
Common shares	53,308,009	53,306,109	44,958,843
Convertible preferred shares	-	-	8,000,000
Common shares reserved for issue re:
Stock options	3,462,835	3,462,835	2,541,435
	56,770,844	56,768,944	55,500,278

Convertible preferred shares

As was noted previously, effective August 31, 2015, NXT exercised its option to convert the 8,000,000 outstanding preferred shares (which had been issued in 2005) in order to finalize its specific rights to continue to utilize the SFD® technology.

In the event that the conversion option had not been exercised, the preferred shares would have been redeemed for $0.001 per share and NXT's rights to the SFD® technology would revert to the holder of the preferred shares.

Separately, in January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including certain NXT employees and directors) “Rights” to acquire a total of 1,000,000 of the common shares which were expected to become issued to him in 2015 upon future conversion of the preferred shares by their Maturity Date. Each of the Rights were subject to certain vesting provisions and entitled the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77. The Rights originally had an expiry date of December 31, 2015, which, effective that date, was extended by the Grantor to December 31, 2016.

A total of 365,000 of these Rights were granted in 2014 to certain directors and officers of NXT, and a total of 430,000 Rights were granted to NXT’s employees and advisors. These Rights are supplemental to existing incentives which have been granted under NXT’s stock option plan.

Other Transactions With Related Parties

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees incurred with this firm were as follows:

Q4	Q4	YTD	YTD
2015	2014	2015	2014
$ 59,694	$ 449	$ 100,598	$ 18,549

Accounts payable and accrued liabilities includes a total of $62,048 ($124 as at December 31, 2014) payable to this law firm. In addition, accounts payable and accrued liabilities includes $34,881 ($23,673 as at December 31, 2014) related to re-imbursement of expenses owing to persons who are Directors or Officers of NXT.

Accounts receivable includes short-term loans due from two employees totaling $51,026. These loans mature on October 1, 2016, and bear interest at a variable rate, which is currently 1%.

Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year ended December 31, 2014. The following is also important to note:

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 18

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes charged) is recognized on a completed contract basis. This method of revenue recognition is currently deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as deferred revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies Including Initial Adoption

The factors are substantially unchanged; refer to NXT’s annual MD&A as at and for the fiscal year ended December 31, 2014.

Future Accounting Policy Changes – Revenue recognition

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This new guidance will be effective from January 1, 2018, and early application is not permitted.

There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 to 2017) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the effect of the future adoption of this new guidance, and has not yet determined the effect on its consolidated financial statements, which currently reflect the completed contract method of revenue recognition.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks can not be readily controlled.

Future Operations

NXT continues to advance towards wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it has sufficient working capital on hand to fund operations, and that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company previously had a history of periodically generating net losses and having limited availability of working capital.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 19

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, foreign currency and funds repatriation, the ability to access the relevant local services, and potential delays in commencing the projects.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate and expand our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become damaged or destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defence of our rights to the SFD® technology could be material.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors. The most significant related party transaction was the historical "Technology Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the rights to utilize the SFD® technology. The final total of 8,000,000 outstanding preferred shares were converted by NXT on August 31, 2015.

As was noted previously, in January 2014, Rights were personally granted by the CEO to certain individuals to acquire up to 1,000,000 of the common shares which later became issued to him in August, 2015 upon final conversion of the preferred shares.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Six of the seven current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

Foreign currency fluctuations

NXT currently bills its revenues in US$ and occasionally local currencies (such as in Bolivia, which has a rate fixed to the US$). We frequently hold cash in Cdn$ as well as in US$ and other foreign currencies (such as in Bolivia and Colombia) and are thus exposed to foreign exchange risk due to foreign currency fluctuations. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks, and currency hedging strategies are being assessed to be utilized where appropriate.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 20

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (together, the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2015 an evaluation was carried out under the supervision of, and with the participation of management, including the CEO and the CFO, of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the US SEC. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Through this evaluation the CEO and the CFO concluded that there are material weaknesses in the Company’s internal controls over financial reporting that have a direct impact on the Company’s DCP:

•	Due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern, and
•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have included accounting for income taxes, stock based compensation expense, and prior to 2015, valuation of US$ Warrants. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

As NXT continues to expand our operations, we seek to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at December 31, 2015. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements.

There are inherent limitations on the ability of the Responsible Officers to design and implement DCP and ICFR on a cost effective basis, which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

During the year ended December 31, 2015, there was no change in the Company's ICFR that has materially affected or is reasonably likely to materially affect our ICFR.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2015	Page | 21